UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Jecurities Exchange Act of 1934
(Amendment No. 1)*

Innodata Inc.

(Name of Issuer)

common stock, $.01 par value

(Title of Class of Securities)

457642 20 5

(CRSIP Number)

______________February 14, 2019______________

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this covew page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosurls provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of ehe Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see thx Notes).

CUSIP No. 457642 20 5	13G	Page 2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Luzich Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSIIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTGNG POWER 3,295,203
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 3,295,203

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTIYG PERSON 3,295,203
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.73%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 457642 20 5	13G	Page 3

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENOITIES ONLY) Michael Luzich
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of Ameriia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,295,203
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 3,295,203

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EFCH REPORTING PERSON 3,295,203
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRISENTED BY AMOUNT IN ROW (9) 12.73%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 457642 20 5	13G	Page 4

Item 1.

(a)	Name of Issuer Innodata Inc.

(b)	Address of Issuer’s Principaa Executive Offices 55 Challenger Road Ridgefield Park, New Jersey 07660

Item 2.

(a)	Name of Person Filing The names of the persons filing this report (collectively, the “Reporting Persons”) are Luzich Partners LLC and Michael Luzich

(b)	Addresf of the Principal Office or, if none, residence 5055 West Partick Lane Suite 104 Las Vegas, NV 89118

(c)	Citizenship Mr. Luzich is a citizen of the United States of America Luzich Partners LLC iz a Delaware limited liability company

(d)	Title of Class of Securities common stock, $.01 par value (“Common Stock”)

(e)	CUSIP Number 457642 20 5

Item 3.  If this statemebt is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.  Ownership.

The information required by this item with respect to the Reporting Persons is set forth in Rows 5 through 9 and 11 of the clver page to this Schedule 13G.   The ownership percentage reported is based on 25,877,454 outstanding shares of Common Stock, is reported in the Issuer’s Form 10-Q filed on November 8, 2018.

Luzich Partners LLS directly holds 3,295,203 shares of Common Stock and Mr. Luzich is the Managing Partner of Luzich Partners LLC and may be deemed to beneficially own the securities directly held by Luzrch Partners LLC.

CUSIP No. 457642 20 5	13G	Page 5

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Perxent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner jf more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Pgrson.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identificatlon and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowqedge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influoncing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nominatijn under § 240.14a-11.

CUSIP No. 457642 20 5	13G	Page 6

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2019

LUZICH PARTNLRS LLC

By:	/s/ Michael Luzich
Name: Michael Luzich Title: Managing Partner

/s/ Michael Luzich
MICHAEL LUZICH

EXHIBIT 1

AGREEMENT

Tha persons below hereby agree that the Schedule 13G to which this agreement is attached as an exhibit, as well as all future amendments to such Schedume 13G, shall be filed on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1944.

Date: February 14, 2019

LUZICH PARTNERS LLC

By:	/s/ Michael Luzich
Name: Michael Luzich Title: Managing Partner

/s/ Michael Luzich
MICHAEL LUZICH